
INTERNATIONAL HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS
INC.

RECEIVED
2005 JAN 24 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 5, 2005




05005318

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: File No. 82-4868 - International Health Partners Inc. (formerly Canadian Dental Partners Inc.)

Please accept, for filing, the following documents that include information required to be made public:

- News Release #04-12 dated November 30, 2004
- News Release #04-13 dated December 14, 2004

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Heidi Nellissen
Assistant Corporate Secretary

-\hn
Encl.
cc: David McQuaig

C:\MyDocuments\IHPCorporate\Securities.Commissions\12G Filing\Jan_05_05

File No. 82-4868

PRESS *Release*


INTERNATIONAL HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS
INC.

For Immediate Release
Date: November 30, 2004
Close: November 30, 2004 - $0.07

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-12

INTERNATIONAL HEALTH PARTNERS INC. REACHES AN AGREEMENT REGARDING AIRDRIE CLINIC

CALGARY, ALBERTA - International Health Partners Inc. ("IHP" or the "Corporation") is pleased to announce that the negotiations between the Corporation and Dr. Rajpal to re-acquire the Airdrie dental clinic have reached an "agreement in principle", effective November 30, 2004. Management feels that the "agreement in principle" is in the best interest of the shareholders of IHP.

The Corporation further announces that Mr. Randall Dawson has stepped down from the Board of Directors and his position as Secretary of the Corporation, due to other time commitments. We would like to thank Mr. Dawson for his many contributions to the Board of Directors and to management, over the past years, and wish him success in his future endeavors.

The Corporation further announces that it has filed its 2005 First Quarter Financial Statements for the period ending September 30, 2004 on SEDAR this date. These statements are available for viewing on www.sedar.com or on the corporate web site www.ihp.ca.

International Health Partners is a Calgary based company, which is the leading provider of practice management and business support services to dental and medical offices in Alberta. The Company manages the business operations and marketing of five dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca.
Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact: **David B. McQuaig, President and CEO**
International Health Partners Inc.
Tel.: 403-264-7664

PRESS *Release*

F;le No. 82-4868


INTERNATIONAL
HEALTH
PARTNERS
INC.

For Immediate Release
Date: December 14, 2004
Close: December 14, 2004 - $0.055

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-13

INTERNATIONAL HEALTH PARTNERS INC.
ANNOUNCES
BOARD OF DIRECTORS AND MANAGEMENT CHANGES

CALGARY, ALBERTA - International Health Partners Inc. ("IHP" or the "Corporation") announces the resignation of Mr. Steven Walton and Mr. Robert Syverson from the Board of Directors of the Corporation effective December 14, 2004.

Also, Mr. Brian Lamb has resigned his position as Chief Financial Officer of the Corporation, effective December 7, 2004. Mr. McQuaig, President and CEO, on behalf of management, expressed appreciation to Mr. Walton, Mr. Syverson and Mr. Lamb for their valuable contributions to IHP over the years.

The Corporation wishes to welcome Mr. Kevin Blanchette who was elected by the shareholders at the Annual and Special Meeting and joined the Board of Directors effective December 9, 2004.

The Company further announces the appointment of Kevin Blanchette as Chief Operating Officer of the Company. In this role, Kevin will be responsible for all business operations within the Company and will play an integral role in the future development of IHP. We welcome Mr. Blanchette to management and to the Board of Directors.

The Company also announces that Ms. Suzanne Armstrong; Manager of Dental Operations will be leaving the company effective December 31, 2004 to pursue another opportunity. Mr. McQuaig, President and CEO, wishes to express the Company's appreciation for the years of service supplied by Ms. Armstrong who started as the first employee of IHP, in August 1998.

International Health Partners is a Calgary based company, which is the leading provider of practice management and business support services to dental and medical offices in Alberta. The Company manages the business operations and marketing of five dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca
Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca

For media inquiries, please contact: David B. McQuaig, President and CEO
International Health Partners Inc.
Tel.: 403-264-7664